UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RMG Networks Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

Gregory H. Sachs

520 Lake Cook Road, Suite 650

Deerfield, IL 60015

(312) 784-3952

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,516,353 (1)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
2,516,353 (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,516,353 (1)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% (2)

14)	TYPE OF REPORTING PERSON
OO

(1)

Includes 533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

(2)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

White Knight Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,873,656
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,873,656

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,873,656

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.8% (1)

14)	TYPE OF REPORTING PERSON
OO

(3)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

2011 Sachs Family Trust

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	129,238(1)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
129,238(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,238

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2% (2)

14)	TYPE OF REPORTING PERSON
IN

(1)

Includes 100,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

(2)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

SCHEDULE 13D
CUSIP No. 74966K102

1)	NAME OF REPORTING PERSON

Gregory H. Sachs

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	141,666 (1)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	2,645,591 (2)
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	141,666 (1)
WITH
10) SHARED DISPOSITIVE POWER
2,645,591 (2)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,787,257 (3)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0% (4)

14)	TYPE OF REPORTING PERSON
IN

(1)

Consists of shares of common stock issuable upon the exercise of stock options that are currently exercisable.

(2)

Gregory H. Sachs may be deemed to be the indirect beneficial owner of the shares of common stock owned by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/2/98, White Knight Capital Management LLC, and 2011 Sachs Family Trust. This total includes 533,333 shares of common stock issuable upon the exercise of warrants that are currently exercisable held directly by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98.

(3)

See footnotes (1) and (2).

(4)

Based on 11,156,257 outstanding shares of the Issuer’s common stock, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 2, 2015, as amended by Amendment No. 1 filed on April 6, 2018 (the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”) by The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98 (the “Revocable Trust”), White Knight Capital Management LLC (“White Knight”), The 2011 Sachs Family Trust (the “Family Trust”), and Gregory H. Sachs (“Mr. Sachs”) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of RMG Networks Holding Corporation (the “Issuer”). This Amendment reports and reflects the letter sent by SCG Digital, LLC to the Special Committee of the Board of Directors of the Issuer and the Issuer regarding a proposed alternative transaction with Hale Capital Partners. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by deleting the seventeenth paragraph of Item 4 and adding the following paragraphs after the sixteenth paragraph of Item 4:

On July 31, 2018, Parent sent a letter to the Special Committee and the Issuer (the “July 2018 Letter”) stating that Parent is concerned about the Special Committee’s consideration of a proposed alternative transaction with Hale Capital Partners (“Hale”) as a potential Superior Proposal (as defined in the Merger Agreement). The July 2018 Letter states that Parent strongly encourages the Special Committee to consider Parent’s proposal and the terms of the Merger Agreement before the Special Committee proceeds with the transaction with Hale. Parent also emphasizes their match rights under the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Subordinated Loan Agreement, the July 2018 Letter, and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement attached as Exhibit G, the Voting Agreement attached as Exhibit H, the Subordinated Loan Agreement attached as Exhibit I, and the July 2018 Letter attached as Exhibit J, which are each incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following as Exhibit J:

Exhibit J	Letter, dated July 31, 2018, from SCG Digital, LLC to the Special Committee of the Board of Directors of the Issuer and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2018	The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

	By:	/s/ Gregory H. Sachs
	Name:	Gregory H. Sachs
	Title:	Trustee

White Knight Capital Management LLC

By: Redleaf Management Company, LLC

	By:	/s/ Michelle Sibley
	Name:	Michelle Sibley
	Title:	Manager

2011 Sachs Family Trust

	By:	/s/ Gerald M. Sachs
	Name:	Gerald M. Sachs
	Title:	Trustee

/s/ Gregory H. Sachs
Gregory H. Sachs

EXHIBIT J

SCG Digital, LLC

c/o Sachs Capital Group, LLC

2132 Deep Water Lane, Suite 232

Naperville, IL 60564

July 31, 2018

Via Courier and E-Mail

Special Committee of the Board of Directors

RMG Networks Holding Corporation

15301 Dallas Parkway, Suite 125

Addison, Texas 75001

Attn:

Jonathan Trutter

RMG Networks Holding Corporation

15301 Dallas Parkway, Suite 125

Addison, Texas 75001

Attn:

Bob Robinson, Esq.

With a copy to:

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606-0089

Attn:

Richard Chesley, Esq.

Neal Aizenstein, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Attn:

Ameer Ahmad, Esq.

Dear Sirs:

We understand that meetings of both the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of RMG Networks Holding Corporation (the “Company”), and the Board, are scheduled for August 1, 2018 for the purpose of reviewing a proposed transaction with Hale Capital Partners (“Hale”) as a potential Superior Proposal (as defined in the Merger Agreement). Reference is made to certain executed and binding Agreement and Plan of Merger, dated April 2, 2018 by and among the Company, SCG Digital, LLC (“Parent”), SCG Digital Financing, LLC and, solely for purposes of Sections 6.19, 8.03 and 8.04 thereof, SCG Digital Financing, LLC (the “Merger Agreement”).

We are extremely troubled by the Committee’s continual moving target as it relates to the consideration of the Hale proposal and its inexplicable rejection of our offer to close on the merger under the Merger Agreement (the “Merger”) or match the Hale proposal if we are not able to close the Merger. In the process, our negotiated rights under the Merger Agreement are being ignored or trampled on.

The clear representation from you to us has been – for months now – that the Hale transaction is inferior to the Merger, but while suboptimal, it is better than “no deal” at all. Since June 1 – the day Hale was designated as Excluded Person – the Committee has expressed to us a concern about whether or not Parent would actually close the Merger. This has been the stated premise as to why the Hale proposal – which the Committee itself stated in a press release was otherwise not superior to the Merger – was being considered at all. You argued to us that, since Parent had the right to not close the Merger and in lieu thereof fund a $1 million penalty loan (a fully negotiated right that the Committee knowingly and intentionally granted to Parent), this created significant uncertainty for RMG stockholders and, accordingly, the Committee had a duty to explore other options. We have strongly disagreed in several letters that the Committee has any right to consider a dilutive minority financing such as Hale’s. Hale’s financing delivers limited cash to the Company and no cash to stockholders. It is thus not a potential Superior Proposal, as it neither meets the definition of a Superior Proposal under the Merger Agreement nor is more favorable to the Company’s stockholders.

In response to continued lack of communication as the Committee proceeded with its Hale discussions – but consistent with our efforts to work hard and in good faith towards a closing of the Merger – we presented a proposal to you on July 27 that provides the Committee and the Company’s shareholders “the best of all worlds”. You have inexplicably rejected this proposal. One key purpose of this letter is to document that proposal, which we stand behind and remain willing to implement immediately. Again, the proposal would replace the $1 million penalty loan (the remedy in the event that Parent determines not to close the Merger and all conditions to its obligations to close have been satisfied) with a financing on the precise terms of the Hale financing. Parent will even fund into escrow the precise amount of net cash that would remain with the Company if such financing were effected by Hale under the terms of its proposal. Accordingly, should the Merger – which is a superior transaction for stockholders because it delivers $1.27 in cash at closing vs. no cash and massive dilution in a minority financing – not close, the Company would have the backstop of the exact same financing from Parent. Parent’s approach even has significant improvements relative to the Hale transaction. For example, as we noted previously, the Hale financing is subject to financial conditions (e.g., net working capital and debt levels at closing) that would not apply to Parent’s financing on the exact same terms; if Parent’s few conditions for the Merger were satisfied but Parent didn’t close, the financing would close without such additional conditions applying. In addition, Parent and the Company are nearly ready to hold a stockholder meeting and could look to seek approvals for both transactions at the same time within one month of the date of this letter. On the other hand, the Hale transaction on the same terms (as to the financing alternative) would require the Company to start over with the SEC and delay a closing for months. The bottom line is that – with Parent’s proposal – stockholders preserve an ability to obtain a cash out transaction at $1.27 and will be better off (but certainly no worse off) than the financing on the same terms being offered by Hale, and in all cases one of those transactions (implemented by Parent) will close sooner and with greater certainty than Hale’s financing.

In refusing to consider Parent’s proposal – a “best of all worlds” proposal in our view – the Committee appears prepared to conclude that the Hale financing is simply on its face a better deal for stockholders than our cash-out going private transaction and that it wants to affirmatively deny the latter possibility for stockholders on that basis. Such a conclusion makes a total mockery of the process and runs counter to the Committee’s own public statements regarding the Hale proposal: from the outset, the Committee and its counsel have stated that the Hale proposal (which hasn’t changed in any material way) is not superior and that continued conversations with Hale were an attempt to negotiate to improve such proposal. Moreover, while the Committee cited for months “certainty of closing” (and some unsubstantiated fear that Parent would not close the Merger and the Company would be left with no deal) as a basis for why the noncompliant Hale proposal was subject to continuing discussions with Hale, now the Committee ignores “certainty of closing” when the “shoe is on the other foot” – Parent’s proposal in fact provides substantially greater certainty of closing of a transaction than the proposed Hale deal.

In light of the above, we strongly encourage the Committee to take another look at Parent’s proposal and to consider carefully the terms of the Merger Agreement before the Committee proceeds with a dilutive minority financing that is uncertain to close and which subordinates stockholders rather than cashing them out.

We note that, as part of proceeding with the Hale transaction, the Committee is considering an expense reimbursement letter request from Hale which would obligate the Company to pay Hale’s deal expenses in the event the Company does not terminate the Merger Agreement to proceed with Hale’s transaction. Not only would such an agreement with a third party bidder such as Hale be a blatant breach of the Merger Agreement but it would also represent significant and avoidable waste of corporate resources.

In any event, we remind you again that prior to stockholder approval there are clear match right requirements in the Merger Agreement should you proceed to determine that the noncompliant Hale proposal is a Superior Proposal. Such rights are triggered only after a formal determination and notice by the Committee. The Merger Agreement provides that such process is to be conducted in good faith by the Company. These rights were heavily negotiated and have meaning; the Committee has acknowledged in the Company’s proxy statement that such match rights exist. Should the Committee not follow the negotiated rules of the Merger Agreement or attempt to circumvent, truncate or frustrate the parties’ clear intent (including on the basis of some predisposition to favor Hale over a negotiated and executed transaction with Parent or incentives created by noncompliant fee reimbursement obligations) we are hereby reserving all of our rights and remedies under these agreements.

Sincerely,

SCG Digital, LLC

By:	/s/ Gregory Sachs
Gregory Sachs, President

cc:

Evan Stone, Foley Gardere, estone@foley.com

Chris Babcock, Foley Gardere, cbabcock@foley.com